UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 250,000,000 Floating Rate Global Notes due 11 May 2022 (to be consolidated and
form a single series with the Bank's USD 550,000,000 Floating Rate Global Notes due 11
May 2022 issued on 11 May 2018, the Bank's USD 100,000,000 Floating Rate Global Notes
due 11 May 2022 issued on 2 August 2018 and the Bank's USD 100,000,000 Floating Rate
Global Notes due 11 May 2022 issued on 2 October 2018)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 10 January 2019

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 250,000,000 Floating Rate Global Notes due 11 May 2022 (to be consolidated and form a single series with the Bank's USD 550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Bank's USD 100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Bank's USD 100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorised by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 10 January 2019 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated 10 January 2019 (the "Syndication Agreement") with the joint lead managers named therein (the "Joint Lead Managers") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement") with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Joint Lead Managers have agreed to purchase the Notes. The obligations of the Joint Lead Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.008%	0.020%	99.988%
Total	USD 250,020,000.00	USD 50,000.00	USD 249,970,000.00[1]

---

(1) Plus 62 days' accrued interest on the principal amount of the Notes from and including 11 November 2018 to but excluding 14 January 2019, in the amount of USD 1,132,500, such that the aggregate proceeds to the Bank will be USD 251,102,500.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers have agreed to pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, the Syndication Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Syndication Agreement dated 10 January 2019.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement dated 10 January 2019.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$250,000,000 Floating Rate Global Notes due 11 May 2022 (the "Notes") (to be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018) issued pursuant to a Global Medium Term Note Programme

10 January 2019

To: Citigroup Global Markets Limited
        Bank of Montreal, London Branch
        (the "**Joint Lead Managers**")

c/o   Citigroup Global Markets Limited
        Citigroup Centre
        Canada Square
        Canary Wharf
        London E14 5LB

cc: Citibank, N.A., (Agent)

Ladies and Gentlemen,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$250,000,000 Floating Rate Global Notes due 11 May 2022 (the "**Notes**") (to be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018) pursuant to its Euro 35,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 3 July 2012 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1   This Agreement appoints each Joint Lead Manager as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

        The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

        (i)   a copy of the Programme Agreement; and

(ii)   a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers have requested

and, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm that they have waived such production.

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Tel: +44 20 7986 9000
Facsimile: +44 20 7721 2829
Attn: Fixed Income Syndicate Desk

Bank of Montreal, London Branch
95 Queen Victoria Street
London EC4V 4HG
United Kingdom

Tel: +44 207 664 8062
Attn: DCM Syndicate

In consideration of the Issuer appointing the Joint Lead Managers as Dealers in respect of the Notes under the Programme Agreement, each Joint Lead Manager hereby undertakes, for the benefit of the Issuer and the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received. The Issuer hereby confirms that the Joint Lead Managers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 5) the Joint Lead Managers shall have no further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, the Joint Lead Managers confirm that the Notes are expected to be offered and sold in the United States.

3   Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Joint Lead Managers jointly and severally agree to purchase the Notes, at a purchase price of 99.988 per cent. plus 62 days' accrued interest (U.S.$1,132,500) on the Nominal Amount from (and including) 11 November 2018

to but excluding the Issue Date (as defined in Clause 5) of the principal amount of the Notes (the "**Purchase Price**"), being the issue price of 100.008 per cent., less a combined management and underwriting commission of 0.02 per cent. of such principal amount.

3.1 The Joint Lead Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Joint Lead Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Joint Lead Managers to the "Lead Manager" shall mean the Joint Lead Managers and references to the "**Stabilisation Manager**" shall mean Citigroup Global Markets Limited.

4 Solely for the purposes of the requirements of Article 9(8) of the MIFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules each of the Joint Lead Managers (each a "**Manufacturer**" and together the "**Manufacturers**") acknowledges to each other Manufacturer that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

5 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$251,102,500 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS33, account number 36125585, in favour of European Bank for Reconstruction and Development, London, SWIFT: EBRDGB2L;

(ii) "**Issue Date**" means 14:30 hours (London time) on 14 January 2019, or at such other time and/or date as the Issuer and the Joint Lead Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

6 The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by themselves in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

7 The obligation of the Joint Lead Managers to purchase the Notes is conditional upon:

7.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.6) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

7.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions addressed to the Joint Lead Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead Managers may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer and from Linklaters LLP, legal advisers to the Joint Lead Managers in England; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 7.1 of this Clause with regard to the Issuer and further to the effect that the Offering Circular (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Offering Circular to be supplemented or updated; and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers may in their discretion waive any of the aforesaid conditions or any part of them.

8

8.1 The Joint Lead Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

8.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Joint Lead Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

9 In the event that any Joint Lead Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Joint Lead Manager of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

9.1 In the event that any Joint Lead Manager that is a Covered Entity or a Covered Affiliate of such Joint Lead Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Joint Lead Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

9.2 As used in this Clause 9:

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

(iv)   a "**covered entity**" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(v)   a "**covered bank**" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(vi)   a "**covered FSI**" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

10   The parties hereto hereby agree that the final paragraph of Clause 14 of the Programme Agreement shall be amended so as to read as follows: -

"The Issuer authorises the Stabilising Manager(s) to make adequate public disclosure of information, and to act as the central point responsible for handling any request from a competent authority, in each case as required by Article 6(5) of Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures."

11   Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

12   This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

13   A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:

We agree to the foregoing.

CITIGROUP GLOBAL MARKETS LIMITED
By:

BANK OF MONTREAL, LONDON BRANCH
By:

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
By:

We agree to the foregoing.

CITIGROUP GLOBAL MARKETS LIMITED
By:



Julla Bardln
Delegated Signatory

BANK OF MONTREAL, LONDON BRANCH
By:

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
By:

We agree to the foregoing.

CITIGROUP GLOBAL MARKETS LIMITED
By:

BANK OF MONTREAL, LONDON BRANCH
By:



William K S Smith

Managing Director, Head of EMEA
BMO Financial Group



Edward Mizuhara
DCM Origination & Syndication

Annex A

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of each manufacturers' product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each Manager.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

PRICING SUPPLEMENT

10 January 2019

European Bank for Reconstruction and Development
U.S.\$250,000,000 Floating Rate Global Notes due 11 May 2022 (the "Notes") (to be consolidated and form a single series with the Issuer's U.S.\$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.\$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.\$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.\$**")
2	Nominal Amount:	U.S.\$250,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	14 January 2019
5	Issue Price:	100.008 per cent. plus 62 days' accrued interest (U.S.\$1,132,500.00) on the Nominal

Amount from (and including) 11 November 2018 to but excluding the Issue Date

6	Maturity Date:	11 May 2022
7	Fungible with existing Notes:	Yes. The Notes will be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018, as at the Issue Date

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination(s):	U.S.$1,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	11 November 2018
16	Fixed Rate Notes:	Not Applicable
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Applicable
	(c)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination

	(d)	Margin(s):	Plus 0.01 per cent. per annum
	(e)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(f)	Maximum Rate of Interest (if any):	Not Applicable
	(g)	Floating Day Count Fraction	Actual/360
19	If ISDA Determination:		Not Applicable
20	If Screen Rate Determination:		
	(h)	Reference Rate:	For all Interest Payment Dates, 3 month USD LIBOR as appearing on the Relevant Screen Page. In the event that a published three-month U.S. Dollar LIBOR rate is unavailable or if three-month U.S. Dollar LIBOR rate ceases to exist or to be an industry accepted rate for debt market instruments during the life of the Notes, the Agent will determine whether to use a substitute or successor base rate that it has determined, in its sole discretion and acting in good faith, is most comparable to three-month U.S. dollar LIBOR rate; provided that, if the Agent determines that there is an industry accepted successor base rate for debt market transactions linked to three-month U.S. Dollar LIBOR rate, the Agent shall use such a successor base rate. If the Agent determines that there is no industry accepted successor base rate for debt market instruments linked to the three-month US Dollar LIBOR rate, and that no substitute or other successor base rate is comparable to the three-month U.S. Dollar LIBOR rate, the Agent will request, from four major banks in the London interbank market, selected by the Agent in consultation with the Issuer, quotations for the offered rate for three month U.S. Dollar unsecured deposits to prime banks in the London interbank market. If at least two quotations are provided, the Agent will determine the LIBOR rate as the arithmetic mean of those quotations. If fewer than two quotations are provided, the Agent will request such quotations from four major banks in New York City, from which the arithmetic mean will be taken as the three-month U.S. Dollar LIBOR

rate. If at least two quotations are provided by such New York City banks, the Agent will determine the three-month LIBOR rate as the arithmetic mean of those quotations. If fewer than two such New York City banks provide quotations, the three-month U.S. Dollar LIBOR rate will be determined by the Agent in its sole discretion and acting in good faith.

(i)	Relevant Screen Page:	Reuters page LIBOR01 (or any other successor page)
(j)	Interest Determination Date:	Two London Business Days immediately preceding the first day of each Interest Period

21	If Indexed:	Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:	Not Applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:	

(k)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s):	Interest Payment Dates shall be 11 February, 11 May, 11 August and 11 November of each year from and including 11 February 2019 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
(l)	Business Day Convention:	Modified Following Business Day
(m)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies and for the avoidance of doubt New York City shall be the principal business centre and London and TARGET shall be additional business centres
(n)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
(o)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies
(p)	Party responsible for calculation of the Interest Amount:	Agent
(q)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including	Agent is responsible for determining Rate of Interest applicable to each Interest Period

Rate of Interest (if applicable):

(r) Any amendment to the definition in Condition 4(b)(iii) of Euro-zone: Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24   Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:   Condition 6(e) applies

25   Dual Currency Notes: Not Applicable

26   Physically Settled Notes: Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27   (s)   Redemption at Issuer's option: No

  (t)   Redemption at Noteholder's option: No

28   (u)   Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):   100 per cent. per Specified Denomination

  (v)   Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount: Not Applicable

29   Instalment Note: Not Applicable

30   Early Redemption Amount for each Note payable on an event of default: Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31   Method of distribution: Syndicated

32   If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Bank of Montreal, London Branch
95 Queen Victoria Street
London EC4V 4HG

33   Date of Syndication Agreement: 10 January 2019

34	Stabilising Manager:	Citigroup Global Markets Limited
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	181967838
	ISIN Code:	US29874QDM33
	CUSIP Number:	29874QDM3
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
41	Additional Information:	Regulation, reform, and the potential or actual discontinuation of "benchmarks," including LIBOR, may adversely affect the value of and return on notes that are based on or are linked to a "benchmark."
42	Total Commissions:	0.02 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 14 January 2019 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
        Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	LISTING	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 14 January 2019 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018. |
| 2 | RATINGS | The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. |

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5   REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

    (i)   Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be U.S.$251,102,500.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

    (ii)   Estimated net proceeds: U.S.$251,102,500.00

    (iii) Estimated total expenses: U.S.$10,000

6   YIELD

    Indication of yield: Not Applicable

7   HISTORIC INTEREST RATES

    Not Applicable

8   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

    Not Applicable

9   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

    Not Applicable

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of each manufacturers' product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturers' target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means each Manager.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

PRICING SUPPLEMENT

10 January 2019

European Bank for Reconstruction and Development
U.S.$250,000,000 Floating Rate Global Notes due 11 May 2022 (the "Notes") (to be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 (the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("U.S.$")
2	Nominal Amount:	U.S.$250,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	14 January 2019
5	Issue Price:	100.008 per cent. plus 62 days' accrued interest (U.S.$1,132,500.00) on the Nominal Amount from (and including) 11 November 2018 to but excluding the Issue Date
6	Maturity Date:	11 May 2022

7	Fungible with existing Notes:	Yes. The Notes will be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018, as at the Issue Date

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination(s):	U.S.$1,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	11 November 2018
16		Fixed Rate Notes:	Not Applicable
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Applicable
	(a)	Manner in which Rate of Interest is to be determined:	Screen Rate Determination
	(b)	Margin(s):	Plus 0.01 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum

(d)	Maximum Rate of Interest (if any):	Not Applicable	
(e)	Floating Day Count Fraction	Actual/360	

19 If ISDA Determination: Not Applicable

20 If Screen Rate Determination:

    (a)   Reference Rate:

For all Interest Payment Dates, 3 month USD LIBOR as appearing on the Relevant Screen Page.

In the event that a published three-month U.S. Dollar LIBOR rate is unavailable or if three-month U.S. Dollar LIBOR rate ceases to exist or to be an industry accepted rate for debt market instruments during the life of the Notes, the Agent will determine whether to use a substitute or successor base rate that it has determined, in its sole discretion and acting in good faith, is most comparable to three-month U.S. dollar LIBOR rate; provided that, if the Agent determines that there is an industry accepted successor base rate for debt market transactions linked to three-month U.S. Dollar LIBOR rate, the Agent shall use such a successor base rate.

If the Agent determines that there is no industry accepted successor base rate for debt market instruments linked to the three-month US Dollar LIBOR rate, and that no substitute or other successor base rate is comparable to the three-month U.S. Dollar LIBOR rate, the Agent will request, from four major banks in the London interbank market, selected by the Agent in consultation with the Issuer, quotations for the offered rate for three month U.S. Dollar unsecured deposits to prime banks in the London interbank market. If at least two quotations are provided, the Agent will determine the LIBOR rate as the arithmetic mean of those quotations. If fewer than two quotations are provided, the Agent will request such quotations from four major banks in New York City, from which the arithmetic mean will be taken as the three-month U.S. Dollar LIBOR rate. If at least two quotations are provided by such New York City banks, the Agent will determine the three-month LIBOR rate as the arithmetic mean of those quotations. If fewer

3

			than two such New York City banks provide quotations, the three-month U.S. Dollar LIBOR rate will be determined by the Agent in its sole discretion and acting in good faith.
	(b)	Relevant Screen Page:	Reuters page LIBOR01 (or any other successor page)
	(c)	Interest Determination Date:	Two London Business Days immediately preceding the first day of each Interest Period
21	If Indexed:		Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:		Not Applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:		
	(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s):	Interest Payment Dates shall be 11 February, 11 May, 11 August and 11 November of each year from and including 11 February 2019 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
	(b)	Business Day Convention:	Modified Following Business Day
	(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies and for the avoidance of doubt New York City shall be the principal business centre and London and TARGET shall be additional business centres
	(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
	(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies
	(f)	Party responsible for calculation of the Interest Amount:	Agent
	(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Agent is responsible for determining Rate of Interest applicable to each Interest Period
	(h)	Any amendment to the definition in Condition	Not Applicable

4(b)(iii) of Euro-zone:

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
25		Dual Currency Notes:	Not Applicable
26		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
28	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note *where the index or formula applies to the redemption amount*):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29		Instalment Note:	Not Applicable
30		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB Bank of Montreal, London Branch 95 Queen Victoria Street London EC4V 4HG
33	Date of Syndication Agreement:	10 January 2019
34	Stabilising Manager:	Citigroup Global Markets Limited
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the	Not Applicable

Issuer and the Agent:

37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	181967838
	ISIN Code:	US29874QDM33
	CUSIP Number:	29874QDM3
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
41	Additional Information:	Regulation, reform, and the potential or actual discontinuation of "benchmarks," including LIBOR, may adversely affect the value of and return on notes that are based on or are linked to a "benchmark."
42	Total Commissions:	0.02 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 14 January 2019 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 14 January 2019 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained. The Notes are to be consolidated and form a single series with the Issuer's U.S.$550,000,000 Floating Rate Global Notes due 11 May 2022 issued on 11 May 2018, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 August 2018 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 11 May 2022 issued on 2 October 2018.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which

is expected to be U.S.$251,102,500.00) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)   Estimated net proceeds: U.S.$251,102,500.00

(iii)   Estimated total expenses: U.S.$10,000

6   **YIELD**

Indication of yield: Not Applicable

7   **HISTORIC INTEREST RATES**

Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable